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Exhibit 12.1

Ratio of earnings to fixed charges

	Years Ended December 31,										Twelve Months Ended March 31,
	1999		2000		2001		2002		2003		2003		2004
	(in thousands, except per share data and ratios)
Income Available for Fixed Charges
Income before income taxes and minority interests	$38,881		$116,232		$116,356		$128,915		$96,696		$113,349		$79,804
Add: Fixed charges	52,411		39,802		71,789		86,334		82,463		84,666		80,919
Add: Expense on early retirement of debt	38,420		1,924		—		—		—		—		25,277
Less: Capitalized interest	(115)		(717)		(291)		(1,065)		(3,214)		(1,816)		(2,395)
Less: Minority partner preferred equity return	(2,063)		(1,527)		(591)		—		—		—		—

Income available for fixed charges	$127,534		$155,714		$187,263		$214,184		$175,945		$196,199		$183,605

Fixed Charges
Interest expense	$48,594		$34,768		$67,569		$81,305		$75,752		$79,406		$74,856
Minority partner preferred equity return	2,063		1,527		591		—		—		—		—
Capitalized interest	115		717		291		1,065		3,214		1,816		2,395
Estimated interest portion of rent expense(a)	1,639		2,790		3,338		3,964		3,497		3,244		3,668

Total fixed charges	$52,411		$39,802		$71,789		$86,334		$82,463		$84,466		$80,919

Ratio of earnings to fixed charges	2.4	x	3.9	x	2.6	x	2.5	x	2.1	x	2.3	x	2.3	x
Notes:
(a) Computed as follows:
Rent expense	$4,916		$8,369		$10,014		$11,891		$10,491		$9,732		$11,003
x 1/3	33.33%		33.33%		33.33%		33.33%		33.33%		33.33%		33.33%

Estimated interest portion of rent expense	$1,639		$2,790		$3,338		$3,964		$3,497		$3,244		$3,668

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  Exhibit 12.1